# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: WisdomTree, Inc., CIK 0000880631
CUSIP: 97717P104
Title of class of securities: Common Stock, $0.01 par value ("Common Stock")
Address of issuer's principal executive offices: 250 WEST 34TH STREET, 3RD FLOOR, NEW YORK, New York (NY), 10119
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001013594-25-000159
Filed by CIK 0001700272

## Reporting persons
- Azora Capital LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 7,069,860; sole dispositive power 0; shared dispositive power 7,069,860; aggregate amount beneficially owned 7,069,860 (4.8% of the class)
- Azora Capital GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 7,069,860; sole dispositive power 0; shared dispositive power 7,069,860; aggregate amount beneficially owned 7,069,860 (4.8% of the class)
- Ravi Chopra: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 7,069,860; sole dispositive power 0; shared dispositive power 7,069,860; aggregate amount beneficially owned 7,069,860 (4.8% of the class)

## Item 1. Issuer
Name of issuer: WisdomTree, Inc.
Address of issuer's principal executive offices: 250 WEST 34TH STREET, 3RD FLOOR, NEW YORK, New York, 10119

## Item 2. Person Filing
Name of person filing:
This statement is filed by:
- Azora Capital LP, a Delaware limited partnership ("Azora Capital") registered with the Securities and Exchange Commission (the "SEC"), which serves as the investment manager to certain investment funds and/or accounts (the "Funds"), with respect to the shares of Common Stock (as defined in Item 2(d) below) held by the Funds;
- Azora Capital GP LLC, a Delaware limited liability company ("Azora Capital GP"), which serves as the general partner to Azora Capital, with respect to the shares of Common Stock held by the Funds; and
- Ravi Chopra ("Mr. Chopra"), a United States citizen, who serves as the managing member to Azora Capital GP with respect to the shares of Common Stock held by the Funds.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.
Address of principal business office or, if none, residence: The business address of Azora Capital, Azora Capital GP and Mr. Chopra is at 3480 Main Highway, Suite 200, Miami, FL 33133.
Citizenship:
Azora Capital is a Delaware limited partnership.
Azora Capital GP is a Delaware limited liability company.
Mr. Chopra is a U.S. citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
The percentages used herein and in the rest of this Schedule 13G are for each Reporting Person and have been calculated based upon 147,031,590 Common Stock issued and outstanding as of April 23, 2025 as reported by the Issuer in its Current Report on Form 8-K filed with the SEC on June 20, 2025. As of the close of business on June 30, 2025, the Reporting Persons may be deemed to have beneficially owned approximately 4.8% of Common Stock outstanding.

Amount beneficially owned: 7,069,860
Percent of class: 4.8%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 7,069,860
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 7,069,860

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All of the securities reported in this Schedule 13G are directly owned by the Funds, which are managed on a discretionary basis by Azora Capital (and indirectly, the Reporting Persons), and only Azora Capital has beneficial ownership (within the meaning of Rule 13d-3) of the Common Stock.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit A on the Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on February 6, 2025.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- Azora Capital LP: /s/ Ravi Chopa, Ravi Chopra, Managing Member of Azora Capital GP LLC, the GeneralPartner of Azora Capital LP (08/14/2025)
- Azora Capital GP LLC: /s/ Ravi Chopa, Ravi Chopra, Managing Member (08/14/2025)
- Ravi Chopra: /s/ Ravi Chopa, Ravi Chopra (08/14/2025)